UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convertible Note Purchase Agreement, dated June 29, 2023, by and between the Registrant and LMR Multi-Strategy Master Fund Limited

99.2	Share Purchase Agreement, dated June 12, 2023, by and among Dada Auto, Benoi Road Limited, Powertech Holdings Company Limited, Mr. Ng Hak Yiu and Sinopower Holdings International Co. Limited

99.3	Amended and Restated New 2022 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-38235) furnished to the SEC on June 20, 2023)

99.4	Form of Share Subscription Agreement, by and between the Registrant and each investor in the registered direct offering completed on May 30, 2023 (incorporated by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-271536), as amended, initially filed with the SEC on May 1, 2023)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex Wu
Title	:	Chief Financial Officer

Date: July 28, 2023